CUSIP No. 06643P104	Page 1 of 27 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BANKFINANCIAL CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

06643P104
(CUSIP Number)

Mr. John Wm. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL  60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 06643P104	Page 2 of 27 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 969,396
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 969,396
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 969,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06643P104	Page 3 of 27 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 636,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06643P104	Page 4 of 27 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 181,167
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 181,167
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06643P104	Page 5 of 27 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 194,845
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 194,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06643P104	Page 6 of 27 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 194,845
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 194,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06643P104	Page 7 of 27 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,119,222
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,119,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,119,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06643P104	Page 8 of 27 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,164,241
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,164,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06643P104	Page 9 of 27 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,164,241
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,164,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06643P104	Page 10 of 27 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06643P104	Page 11 of 27 Pages

1	NAME OF REPORTING PERSON Albernet OU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,019
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 06643P104	Page 12 of 27 Pages

1	NAME OF REPORTING PERSON Dr. Irving Smokler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,019
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06643P104	Page 13 of 27 Pages

1	NAME OF REPORTING PERSON Lashley Family 2011 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06643P104	Page 14 of 27 Pages

1	NAME OF REPORTING PERSON Beth Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06643P104	Page 15 of 27 Pages

Item 1.                                Security and Issuer

This initial Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of BankFinancial Corporation (the “Company” or “BankFinancial”).  The address of the principal executive offices of the Company is 15W060 North Frontage Road, Burr Ridge, IL 60527.

Item 2.                                Identity and Background

This initial Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to this Schedule 13D.

●	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

●	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

●	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

●
 PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and holder of certain discretionary authority over the Common Stock held by Albernet OU;

●
PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

●	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

●	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

●	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC;

●	Lashley Family 2011 Trust, a New Jersey irrevocable trust;

●	Beth Lashley, Trustee, Lashley Family 2011 Trust;

●	Albernet OU, an Estonian company; and

●	Dr. Irving Smokler, principal of Albernet OU.

CUSIP No. 06643P104	Page 16 of 27 Pages

(a)-(c)             This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Albernet OU, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and the holder of certain discretionary authority over shares of Common Stock held by Albernet OU (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP;

This statement is filed by Mrs. Beth Lashley, with respect to the shares of Common Stock, in her capacity as the Trustee of the Lashley Family 2011 Trust.

This statement is filed by Dr. Irving Smokler, with respect to the shares of Common Stock, in his capacity as the principal of Albernet OU.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC

The business address of the Lashley Family 2011 Trust and Beth Lashley, Trustee is 2 Trinity Place, Warren, NJ 07059.  The Lashley Family 2011 Trust is engaged in various interests, including investments.  Beth Lashley is not employed.

The business address of Albernet OU and Dr. Irving Smokler  is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL   33432.  Albernet OU is engaged in various investment activities.

The principal employment of Dr. Smokler is as a partner of Maple Leaf Properties, a Michigan general partnership and real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL   33432.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 06643P104	Page 17 of 27 Pages

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.                                Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 1,167,241 shares of Common Stock of the Company acquired at an aggregate cost of $7,794,811.

From time to time, various members of the PL Capital Group may purchase Common Stock on margin provided by BNP Paribas Prime Brokerage Inc. (“BNP Paribas”), Charles Schwab & Co. Inc. (“Schwab”) or Comerica Securities (“Comerica”), on such firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no members of the PL Capital Group have margin from BNP Paribas, Schwab or Comerica, or other loans outstanding secured by Common Stock.

The amount of funds expended by Financial Edge Fund to acquire the 636,425 shares of Common Stock it holds in its name is $4,192,934.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Financial Edge Strategic to acquire the 181,167 shares of Common Stock it holds in its name is $1,205,899.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 106,785 shares of Common Stock it holds in its name is $705,153.  Such funds were provided from Focused Fund’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 194,845 shares of Common Stock it holds in its name is $1,346,991.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by the Lashley Family 2011 Trust to acquire the 3,000 shares of Common Stock it holds in its name is $16,539.  Such funds were provided from the Trust’s available capital and from time to time by margin loans provided by Schwab.

CUSIP No. 06643P104	Page 18 of 27 Pages

The amount of funds expended by Albernet OU to acquire the 45,019 shares of Common Stock it holds in its name is $327,295.  Such funds were provided from Albernet OU’s available capital and from time to time by margin loans provided by Comerica.

Item 4.                                Purpose of Transaction

This is the PL Capital Group’s initial Schedule 13D filing.  In the aggregate, the PL Capital Group owns 5.5% of the Company’s Common Stock, based upon the Company’s aggregate outstanding shares as of November 5, 2012.  PL Capital Group acquired the Common Stock because it believes the Common Stock is undervalued.  PL Capital’s intent is to monitor the performance of the Company and the actions of the Company’s management and board, and where needed, to assert PL Capital Group’s stockholder rights.

Unless otherwise noted in this amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

Item 5.                                Interest in Securities of the Company

The percentages used in this amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 21,072,966, reported as the number of outstanding shares as of November 5, 2012, in the Company’s Quarterly Report on Form 10-Q filed on November 18, 2012.

The PL Capital Group made transactions in the Common Stock within the past 60 days as noted below:

(A)	Financial Edge Fund

(a)-(b)           See cover page.

CUSIP No. 06643P104	Page 19 of 27 Pages

(c)	Financial Edge Fund made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased (Sold)	Price per Share	Total (Cost) Proceeds
02/06/13	(25,000)	$7.25	$180,988
02/05/13	255,000	$7.25	$(1,858,960)
02/05/13	505	$7.22	$(3,711)
12/28/12	2,900	$6.96	$(20,399)
12/14/12	36	$6.97	$(301)
12/13/12	36,590	$7.00	$(257,969)
12/11/12	7,088	$7.00	$(50,021)

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)           See cover page.

(c)	Financial Edge Strategic made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased (Sold)	Price per Share	Total (Cost) Proceeds
02/06/13	(7,100)	$7.25	$57,393
02/06/13	500	$7.21	$(3,655)
02/05/13	60,000	$7.25	$(437,410)
12/13/12	15,000	$7.00	$(105,760)
12/12/12	6,141	$7.05	$(43,375)
12/11/12	2,400	$7.00	$(16,930)
12/10/12	5,600	$6.97	$(39,116)

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

CUSIP No. 06643P104	Page 20 of 27 Pages

(C)	Focused Fund

(a)-(b)           See cover page.

(c)	Focused Fund made the following purchases and sales of Common Stock in the past 60 days.

Date	Number of Shares Purchased (Sold)	Price per Share	Total (Cost) Proceeds
02/06/13	(4,400)	$7.25	$31,846
02/06/13	400	$7.21	$(2,934)
02/05/13	35,000	$7.25	$(255,160)
02/04/13	2,135	$7.25	$(15,529)
12/13/12	15,000	$7.00	$(105,760)
12/11/12	1,300	$7.00	$(9,175)

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)	Goodbody/PL LP

(a)-(b)           See cover page.

(c)	Goodbody/PL LP made the following purchases and sales of Common Stock in the past 60 days.

Date	Number of Shares Purchased (Sold)	Price per Share	Total (Cost) Proceeds
02/06/13	(7,500)	$7.25	$54,289
02/05/13	50,000	$7.25	$(364,510)
12/13/12	32,000	$7.00	$(225,610)
12/11/12	2,000	$7.00	$(14,110)

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 06643P104	Page 21 of 27 Pages

(E)           PL Capital

(a)-(b)           See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.   PL Capital has certain discretionary authority over the shares of Common Stock held by Albernet OU and therefore may be deemed to share dispositive power with Albernet OU and Dr. Irving Smokler over the shares of Common Stock held by Albernet OU.

(F)           PL Capital Advisors

(a)-(b)           See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)           Goodbody/PL LLC

(a)-(b)           See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 06643P104	Page 22 of 27 Pages

(H)           Mr. John W. Palmer

(a)-(b)           See cover page.

(c)	Mr. Palmer did not purchase or sell any shares of Common Stock directly during the past 60 days.

(I)           Richard J. Lashley

(a)-(b)           See cover page.

(c)	Mr. Lashley did not purchase or sell any shares of Common Stock directly during the past 60 days.

(J)           Lashley Family 2011 Trust

(a)-(b)           See cover page.

(c)	Lashley Family 2011 Trust did not purchase or sell any shares of Common Stock during the past 60 days.

(d)
Beth Lashley is the Trustee of the Lashley Family 2011 Trust and may be deemed to share with the Lashley Family 2011 Trust the power of voting and disposition with regard to the shares of Common Stock held by the Lashley Family 2011 Trust.

(K)           Beth Lashley

(a)-(b)           See cover page.

(c)	Mrs. Lashley did not purchase or sell any shares of Common Stock during the past 60 days.

(L)	Albernet OU

(a)-(b)           See cover page.

CUSIP No. 06643P104	Page 23 of 27 Pages

(c)	Albernet OU made the following purchases (and no sales) of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price per Share	Total (Cost)
02/06/13	44,809	$7.25	$(325,765)
02/06/13	19	$7.20	$(137)
02/05/13	191	$7.25	$(1,393)

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, which has the power of disposition over the shares of Common Stock held by Albernet OU, Mr. Palmer and Mr. Lashley are deemed to share disposition power with Albernet OU and Dr. Irving Smokler with regard to those shares of Common Stock held by Albernet OU.

Because Dr. Irving Smokler is the principal of Albernet OU, he is deemed to share the power of disposition of shares of Common Stock held by Albernet OU with Messrs. Palmer and Lashley, and he shares the power of voting and disposition of shares of Common Stock held by Albernet OU with Albernet OU.

(M)	Dr. Irving Smokler

(a)-(b)           See cover page.

(c)	Dr. Smokler did not purchase or sell any shares of Common Stock directly during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.  With respect to Albernet OU, PL Capital is entitled to an allocation of a portion of profits, if any, and a management fee based upon a percentage of total capital.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 06643P104	Page 24 of 27 Pages

Item 7.                                Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

CUSIP No. 06643P104	Page 25 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 14, 2013

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member

CUSIP No. 06643P104	Page 26 of 27 Pages

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
LASHLEY FAMILY 2011 TRUST By: /s/ Beth Lashley Beth Lashley Trustee
ALBERNET OU By: Dr. Irving Smokler Dr. Irving Smokler

CUSIP No. 06643P104	Page 27 of 27 Pages

By: /s/ John Palmer John W. Palmer
By: /s/ Richard Lashley Richard J. Lashley
By: Dr. Irving Smokler Dr. Irving Smokler
By: /s/ Beth Lashley Beth Lashley

CUSIP No. 06643P104

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:           February 14, 2013

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member

1

CUSIP No. 06643P104

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
LASHLEY FAMILY 2011 TRUST By: /s/ Beth Lashley Beth Lashley Trustee
ALBERNET OU By: Dr. Irving Smokler Dr. Irving Smokler

2

By: /s/ John Palmer John W. Palmer
By: /s/ Richard Lashley Richard J. Lashley
By: Dr. Irving Smokler Dr. Irving Smokler
By: /s/ Beth Lashley Beth Lashley

3